UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, November 5, 2015, and entitled “Orbotech Reports Third Quarter 2015 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheets.

3.	Registrant’s Condensed Consolidated Statements of Income.

4.	Registrant’s Reconciliation of GAAP to non-GAAP Results.

5.	Registrant’s Reconciliation of GAAP Net Income to Adjusted EBIDTA.

6.	Registrant’s Reconciliation of GAAP Net Income to Credit Facility EBIDTA.

7.	Registrant’s Condensed Consolidated Statements of Cash Flows.

*    *    *    *    *    *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH REPORTS THIRD QUARTER 2015 RESULTS

2015 third quarter highlights compared with 2014 third quarter

•	Revenues of $190.5 million, up 13.9% compared with $167.3 million
•	Non-GAAP EPS of $0.55 (diluted), compared with $0.36 adjusted to acquiring SPTS on July 1st, 2014
•	GAAP EPS of $0.37 (diluted), compared with $0.17 (diluted)

2015 fourth quarter guidance

•	Revenue range: $184 million to $192 million
•	Gross margin: approximately 45%.

YAVNE, ISRAEL, NOVEMBER 5, 2015 | ORBOTECH LTD. (NASDAQ: ORBK) today announced its consolidated financial results for the third quarter and nine months ended September 30, 2015.

Commenting on the results, Asher Levy, Chief Executive Officer, said: “We are very pleased to report robust top-line growth and profitability. We continue to execute consistently on our business plan and make strong progress towards achieving our operating model goals. We remain committed to innovation, as evidenced by today’s announcement of the launch of two products designed for Printed Circuit Board Solder Mask production. The Company’s results for the third quarter and year-to-date clearly demonstrate the strength of our business model - which enjoys healthy diversification across businesses, industries, product lines and geographies. As we look forward into 2016, we are confident in our ability to continue to capitalize on the growth opportunities available to the Company.”

Revenues for the third quarter of 2015 totaled $190.5 million, up 13.9% from $167.3 million in the third quarter of 2014.

In the Company’s Production Solutions for Electronics Industry segment:

-	Revenues from the Company’s semiconductor device (“SD”) business were $70.2 million, including $58.4 million in equipment sales, in the third quarter of 2015. This compares to SD business revenues of $53.3 million (including $45.6 million in equipment sales) in the third quarter of 2014. Revenues from the SD business on a standalone basis for the full third quarter of 2014 totaled $57.3 million.
-	Revenues from the Company’s printed circuit board (“PCB”) business were $64.2 million, including $34.5 million in equipment sales, in the third quarter of 2015. This compares to PCB revenues of $71.7 million (including $41.4 million in equipment sales) in the third quarter of 2014.
-	Revenues from the Company’s flat panel display (“FPD”) business were $48.5 million, including $38.6 million in equipment sales, in the third quarter of 2015. This compares to FPD revenues of $34.9 million (including $26.7 million in equipment sales) in the third quarter of 2014.

Revenues in the Company’s other segments were $7.6 million in the third quarter of 2015, compared with $7.4 million in the third quarter of 2014.

Service revenues for the third quarter of 2015 were $53.5 million, compared with $47.8 million in the third quarter of 2014.

Revenues for the first nine months of 2015 totaled $564.3 million, compared with $385.3 million in the first nine months of 2014 (excluding the Company’s SD business, revenues totaled $372.1 million, up 12.1% from $332.0 million the first nine months of 2014).

Gross profit and gross margin in the third quarter of 2015 were $86.3 million and 45.3%, respectively, compared with $74.0 million and 44.2%, respectively, in the third quarter of 2014. Gross profit and gross margin in the first nine months of 2015 were $255.2 million and 45.2%, respectively, compared with $168.3 million and 43.7%, respectively, in the first nine months of 2014.

GAAP net income for the third quarter of 2015 was $15.9 million, or $0.37 per share (diluted), up from $7.4 million, or $0.17 per share (diluted), for the third quarter of 2014. GAAP net income for the first nine months of 2015 was $40.7 million, or $0.94 per share (diluted), up from $22.3 million, or $0.52 per share (diluted), for the first nine months of 2014. GAAP net income for the first nine months of 2015 included a pre-tax gain of approximately $0.6 million related to the sale of the Company’s Thermal Products business.

Adjusted EBITDA (as defined below) and adjusted EBITDA margin for the third quarter of 2015 were $37.1 million and 19.5%, respectively, up from $32.0 million and 19.1%, respectively, in the third quarter of 2014. Adjusted EBITDA and adjusted EBITDA margin for the first nine months of 2015 were $107.6 million and 19.1%, respectively, up from $58.4 million and 15.2%, respectively, in the first nine months of 2014.

Non-GAAP net income and non-GAAP net income margin for the third quarter of 2015 were $23.7 million and 12.4%, respectively, compared with $22.6 million and 13.5%, for the third quarter of 2014. Non-GAAP net income in the third quarter of 2014 was positively affected in the amount of $7.3 million as a result of the timing of incurrence of expenses and the recognition of revenues as a result of the SPTS acquisition timing, as previously disclosed. Non-GAAP net income and non-GAAP net income margin for the first nine months of 2015 were $67.4 million and 11.9%, respectively, compared with $41.3 million and 10.7%, for the first nine months of 2014.

Non-GAAP earnings per share (diluted) for the third quarter of 2015 was $0.55, compared with $0.53 per share (diluted), for the third quarter of 2014. Non-GAAP earnings per share in the third quarter of 2014 were positively affected in the amount of $0.17, likewise due to the SPTS acquisition timing factors discussed above. Non-GAAP earnings per share (diluted) for the first nine months of 2015 was $1.56, compared with $0.97 per share (diluted), for the first nine months of 2014.

A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release (the “Reconciliation”).

As of September 30, 2015, the Company had cash, cash equivalents (including restricted cash) short-term bank deposits and marketable securities of approximately $193.2 million, and debt of $270.3 million. In the third quarter of 2015, the Company generated cash of $7.8 million from operations and repaid $8.2 million of its term loan.

Fourth Quarter and 2015 Guidance

The Company expects revenues for the fourth quarter and full year of 2015 to be in the range of $184 million to $192 million and $748 million to $756 million, respectively, and gross margin for both the fourth quarter and full year of 2015 of approximately 45%.

Conference Call

An earnings conference call for the Company’s third quarter 2015 results is scheduled for today, November 5, 2015 at 9:00 a.m. EDT. The dial-in number for the conference call is 1-630-395-0055 or (US toll-free) 888- 946-8386 and a replay will be available on telephone number +1-203-369-0839 or (US toll-free) 866-423-2212 until November 18, 2015. The pass code is Q3. A live webcast of the conference call can also be heard by accessing the Company’s website here http://investors.orbotech.com/phoenix.zhtml?c=71865&p=irol-EventDetails&EventId=520465. The webcast will remain available for 12 months at: http://investors.orbotech.com/phoenix.zhtml?c=71865&p=irol-audioArchives

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ:ORBK) is a global innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products throughout the electronics and adjacent industries. The Company is a leading provider of yield enhancement and production solutions for electronics reading, writing and connecting, used by manufacturers of printed circuit boards, flat panel displays, advanced packaging, micro-electro-mechanical systems and other electronic components. Virtually every electronic device in the world is produced using Orbotech systems. For more information, visit http://www.orbotech.com.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, timing and extent of achieving the anticipated benefits of the acquisition of SPTS; Orbotech’s ability to effectively integrate and operate SPTS’s business, the timing, terms and success of any strategic or other transaction, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and each of its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the timing and outcome of contract disputes with customers, particularly in Korea; the timing for a verdict in the ongoing appeal of the criminal matter, which is now expected in the first half of 2016, and ongoing investigation in Korea, the final outcome and impact of this matter, including its impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, ongoing or increased hostilities in Israel and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and subsequent SEC filings. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U. S. dollars in thousands

(Unaudited)

	September 30 2015	December 31 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$173,077	$136,367
Restricted cash	10,075	10,000
Short-term bank deposits	4,034	10,000
Accounts receivable:
Trade	278,912	248,071
Other	54,499	39,076
Deferred income taxes	6,743	8,213
Inventories	135,214	157,030

Total current assets	662,554	608,757

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	5,979	5,890
Funds in respect of employee rights upon retirement	8,362	9,755
Deferred income taxes	11,494	13,067
Equity method investee and other receivable	9,733	8,926
Deferred financing costs	5,939	7,470

	41,507	45,108

PROPERTY, PLANT AND EQUIPMENT, net	52,601	55,580

OTHER INTANGIBLE ASSETS, net	116,311	145,082

GOODWILL	170,177	179,445

Total assets	$1,043,150	$1,033,972

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of long-term loan	$2,272	$2,636
Accounts payable and accruals:
Trade	58,855	64,683
Other	85,606	81,747
Deferred income	28,773	38,008

Total current liabilities	175,506	187,074
LONG-TERM LIABILITIES:
Long-term loan	265,855	293,851
Liability for employee rights upon retirement	21,970	22,763
Deferred income taxes	17,546	20,185
Other tax liabilities	13,068	13,218

Total long-term liabilities	318,439	350,017

Total liabilities	493,945	537,091

EQUITY:
Share capital	2,192	2,163
Additional paid-in capital	303,209	293,056
Retained earnings	344,674	303,950
Accumulated other comprehensive income (loss)	(744)	(1,980)

	649,331	597,189
Less treasury shares, at cost	(99,539)	(99,539)

Total Orbotech Ltd. shareholders’ equity	549,792	497,650
Non-controlling interest	(587)	(769)

Total equity	549,205	496,881

Total liabilities and equity	$1,043,150	$1,033,972

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

(Unaudited)

	9 months ended September 30		3 months ended September 30
	2015	2014	2015	2014
Revenues	$564,282	$385,255	$190,503	$167,277
Cost of revenues	309,096	216,939	104,158	93,290

Gross profit	255,186	168,316	86,345	73,987

Operating expenses:
Research and development, net	76,258	60,606	25,439	23,035
Selling, general and administrative	89,121	63,683	30,094	23,515
Equity in earnings of Frontline	(3,976)	(4,741)	(1,754)	(1,183)
Amortization of intangible assets	23,547	10,430	7,519	8,410
Gain from the sale of the Thermal activity	(628)
SPTS acquisition costs		6,821		6,821

Total operating expenses	184,322	136,799	61,298	60,598

Operating income	70,864	31,517	25,047	13,389
Financial expenses - net	18,406	3,814	6,138	3,880

Income before taxes on income	52,458	27,703	18,909	9,509
Taxes on income	11,137	5,079	2,769	2,088
Share in losses of equity method investee	415	315	200	102

Net income	40,906	22,309	15,940	7,319
Net income (loss) attributable to the non-controlling interests	182	51	21	(60)

Net income attributable to Orbotech Ltd.	$40,724	$22,258	$15,919	$7,379
Basic earnings per share	$0.96	$0.53	$0.37	$0.18

Diluted earnings per share	$0.94	$0.52	$0.37	$0.17

Weighted average number of shares (in thousands) used in computation of:
Basic earnings per share	42,266	41,678	42,557	41,541
Diluted earnings per share	43,237	42,776	43,491	42,735

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share data)

(Unaudited)

	9 months ended September 30		3 months ended September 30
	2015	2014	2015	2014
Reported operating income on GAAP basis	$70,864	$31,517	$25,047	$13,389
Equity based compensation expenses	2,597	2,370	848	817
Amortization of intangible assets	23,547	10,430	7,519	8,410
Gain from the sale of the Thermal activity	(628)

Non-GAAP operating income	$96,380	$44,317	$33,414	$22,616

Reported net income attributable to Orbotech Ltd. on GAAP basis	$40,724	$22,258	$15,919	$7,379
Equity- based compensation expenses	2,597	2,370	848	817
Amortization of intangible assets	23,547	10,430	7,519	8,410
Gain from the sale of the Thermal activity	(628)
Tax adjustments re non-GAAP adjustments	729	(888)	(782)	(888)
SPTS acquisition costs		6,821		6,821
Share in losses of associated company	415	315	200	102

Non-GAAP net income	$67,384	$41,306	$23,704	$22,641

Non-GAAP earnings per diluted share	$1.56	$0.97	$0.55	$0.53

Shares used in earnings per diluted share calculation-in thousands	43,237	42,776	43,491	42,735

ORBOTECH LTD.

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

U.S. dollars in thousands

(Unaudited)

	9 months ended September 30		3 months ended September 30
	2015	2014	2015	2014
Net income attributable to Orbotech Ltd. on GAAP basis	$40,724	$22,258	$15,919	$7,379
Minority interest and equity losses	597	366	221	42
Tax expenses	11,137	5,079	2,769	2,088
Financial expenses	18,406	3,814	6,138	3,880
Depreciation and amortization	34,739	17,717	11,221	10,875
Gain from the sale of the Thermal activity	(628)
Equity- based compensation expenses	2,597	2,370	848	817
SPTS acquisition costs		6,821		6,821

ADJUSTED EBITDA	$107,572	$58,425	$37,116	$31,902

ORBOTECH LTD.

RECONCILIATION OF GAAP NET INCOME TO CREDIT FACILITY EBITDA

U.S. dollars in thousands

(Unaudited)

12 months
September 30
2015
Net income attributable to Orbotech Ltd. on GAAP basis	$53,844
Minority interest and equity losses	532
Tax expenses	9,477
Financial expenses	23,637
Depreciation and amortization	47,355
Equity- based compensation expenses	3,419
Gain from the sale of the Thermal activity	(628)
Litigation expenses	902

CREDIT FACILITY EBITDA (1)	$138,538

(1)	Credit Facility EBITDA does not reflect any annualized expense reductions anticipated as a result of operational changes made as part of the SPTS Acquisition estimated by us in good faith as permitted by the Credit Agreement. Because we are in the preliminary stages of assessing our operations after the SPTS Acquisition, this adjustment does not include any amount of cost savings, business optimization opportunities or synergies that we believe may be available. Although we are carefully assessing the efficiency of our business, we may not identify or achieve any cost savings in the timeframe or amount we anticipate, if at all. Accordingly, you should not place undue reliance on our ability to achieve cost savings or synergies.

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(Unaudited)

	9 months ended September 30		3 months ended September 30
	2015	2014	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	40,906	22,309	15,940	7,319
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34,739	17,717	11,221	10,875
Compensation relating to equity awards granted to employees and others - net	2,597	2,370	848	817
Decrease (increase) in liability for employee rights upon retirement, net	155	(2,247)	362	(983)
Long- term loans discount amortization	572	118	175	118
Deferred financing costs amortization	1,531	304	493	304
Deferred income taxes	448	2,214	(355)	2,309
Amortization of premium and accretion of discount on marketable Securities, net	131	572	32	68
Equity in earnings of Frontline, net of dividend received	190	(104)	(412)	354
Other	704	1,320	90	879
Loss from sales of marketable securities		339		339
Gain from the sale of the Thermal activity	(628)
Increase in accounts receivable:
Trade	(31,787)	(7,797)	(37,345)	(14,826)
Other	(4,099)	(2,559)	(4,668)	(83)
Increase (decrease) in accounts payable and accruals:
Trade	(5,829)	12,182	7,058	13,122
Deferred income and other	(2,209)	(3,212)	7,343	5,569
Decrease (increase) in inventories	17,310	(15,530)	7,036	(7,848)

Net cash provided by operating activities	54,731	27,996	7,818	18,333

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(11,356)	(8,746)	(4,237)	(2,814)
Consideration received for the sale of the Thermal activity	10,000
Withdraw of bank deposits	5,966	24,650	4,501	12,576
Purchase of marketable securities	(154)	(15,086)		(844)
Redemption of marketable securities		26,586		17,748
Acquisition of SPTS net of cash acquired		(375,061)		(375,061)
Investment in equity method investee	(1,500)	(250)
Proceeds from disposal of property, plant and equipment		15
Increase (decrease) in restricted cash	(75)		2,904
Increase (decrease) in funds in respect of employee rights upon retirement	445	(67)	52	5

Net cash provided by (used in) investing activities	3,326	(347,959)	3,220	(348,390)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long term loan, net of $8 millions financing costs		288,918		288,918
Repayment of long-term loan	(28,932)		(8,182)
Short term bank loan		6,000		6,000
Employee stock options exercised	7,585	7,002	1,424	1,256
Acquisition of treasury shares		(14,593)		(1,600)

Net cash provided by (used in) financing activities	(21,347)	287,327	(6,758)	294,574

Net increase (decrease) in cash and cash equivalents	36,710	(32,636)	4,280	(35,483)
Cash and cash equivalents at beginning of period	136,367	161,155	168,797	164,002

CASH AND CASH EQUIVALENTS AT END OF PERIOD	173,077	128,519	173,077	128,519

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP net income margin, non-GAAP net income per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles and acquisition costs; (iii) certain items associated with sale or disposition of businesses; (iv) tax impact; and/or (v) share in losses of associated company. The Company uses the non-GAAP measures indicated in the Reconciliation, which give full year effect to the SPTS Acquisition, to supplement the Company’s financial results presented on a GAAP basis. These non-GAAP measures exclude equity based compensation expenses, amortization of intangible assets, share in losses/profits of associated companies, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. Management uses all of the non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. In addition, these non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude certain recurring items (such as, equity compensation, interest expense and amortization of intangible assets) as described below and in the Reconciliation. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For a quantification of the adjustments made to comparable GAAP measures, please see the Reconciliation.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses.

Adjusted EBITDA and Credit Facility EBITDA are each also a non-GAAP financial measure. The Company defines adjusted EBITDA as net income attributable to Orbotech Ltd., further adjusted, in addition to the items described above, to exclude taxes on income, financial expenses (income) – net and depreciation. The Company presents adjusted EBITDA because it considers it to be an important supplemental measure and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in Orbotech’s industry. The presentation of adjusted EBITDA is not based on the definition in the Credit Agreement governing the term loan incurred in connection with the SPTS acquisition. Credit Facility EBITDA reflects additional adjustments to adjusted EBITDA permitted by the Credit Agreement as described in the Reconciliation and reflects the calculation for the twelve months ended September 30, 2015, a period that is permitted to be shown under the Credit Agreement, but is not consistent with our historical financial periods. Although the Company believes its presentation of each of adjusted EBITDA and Credit Facility EBITDA is useful, its adjusted EBITDA measure and Credit Facility EBITDA may not be comparable to similarly titled measures presented by other companies.

For more information about all of the foregoing items, see the Reconciliation, the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2014 and its other SEC filings.

Company Contact: Anat Earon-Heilborn Director of Investor Relations Orbotech Ltd Tel: +972-8-942 3582 anat.earon-heilborn@orbotech.com	Tally Kaplan Porat Head of Corporate Marketing Orbotech Ltd Tel: +972-8-942 3603 Tally-Ka@orbotech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Ran Bareket
Ran Bareket
Corporate Vice President and
Chief Financial Officer

Date: November 9, 2015